September 4, 2015

Mr. Justin Dobbie

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Marcus Corporation

Registration Statement on Form S-3

Filed August 11, 2015

File No. 333-206304

Dear Mr. Dobbie,

This letter is in response to your letter dated August 25, 2015 regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on August 11, 2015 by The Marcus Corporation (the “Registrant”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comment is repeated below in italics, and set forth below the comment is the Registrant’s response.

We have attempted to provide a clear and complete response to the comment. We also acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response or would like to discuss the matter further, please contact our outside legal counsel, Spencer T. Moats of Foley & Lardner LLP, at (414) 319-7343.

Sincerely,

/s/ Thomas F. Kissinger

Thomas F. Kissinger

Senior Executive Vice President, General Counsel and Secretary

cc:	Sonia Bednarowski

U.S. Securities and Exchange Commission

Spencer T. Moats

Foley & Lardner LLP

Where You Can Find More Information, page 28

1.	We note that you incorporate by reference your Form 10-K for the fiscal year ended May 28, 2015 and that such form incorporates by reference portions of your definitive proxy statement, which has not yet been filed. In order to satisfy Item 12 of Form S-3, please either amend your Form 10-K to include the information required pursuant to Part III of Form 10-K or file your definitive proxy statement. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, located on our website.

Please be advised that, on September 4, 2015, the Registrant filed its definitive proxy statement with the Commission. The Commission accepted such filing at 8:59 a.m., Eastern Time, on September 4, 2015.